Filed by Paysafe Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Foley Trasimene Acquisition Corp. II

SEC File No.: 001-39456

Date: March 5, 2021

Paysafe to Present at the 2021 Wolfe Research Fintech Conference

London, UK – March 5, 2021 –Paysafe Group Holdings Limited (“Paysafe”), a leading integrated payments platform, today announced it will present at the 2021 Wolfe Research Fintech Conference.

Chief Executive Officer, Philip McHugh, will present on Wednesday, March 10, 2021 at 3:40 p.m. Eastern Time and it will be webcast live. The live audio webcast will be available on the Paysafe Investor Relations website. After the event, an archive of Mr. McHugh’s presentation will also be available for a limited time on the Paysafe Investor Relations website.

On December 7, 2020, Paysafe and Foley Trasimene Acquisition Corp. II (NYSE: BFT) announced that they entered into a definitive merger agreement and plan of merger. Upon closing of the transaction the newly combined company will operate as Paysafe and plans to list on the New York Stock Exchange (NYSE) under the symbol PSFE. A special meeting of the Foley Trasimene stockholders has been scheduled for March 25, 2021, and the transaction is expected to close shortly thereafter subject to approval by Foley Trasimene stockholders and other customary closing conditions.

About Paysafe

Paysafe Group (Paysafe) is a leading integrated payments platform. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over US $98 billion in 2019, and approximately 3,000 employees located in 12+ global locations, Paysafe connects businesses and consumers across 70 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Paysafe Media Contact

Kate Aldridge

Paysafe

Kate.Aldridge@paysafe.com

+44 750 079 7547

Paysafe Investor Contact

William Maina

ICR for Paysafe

+1 646-277-1236

Paysafe-IR@icrinc.com